Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

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The following information was made available on Mellon Financial Corporation’s internal website on December 4, 2006.

OneWeb Q&As

Who is BNY?

•	The Bank of New York Company, Inc. is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, asset management, and private banking. The Company’s extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. The Company has $12.2 trillion in assets under custody and more than $179 billion in assets under management. Additional information is available at www.bankofny.com.

Why did you agree to this deal?

•	It is the best course of action for BNY and Mellon, as well as their employees, clients, shareholders and communities, including, and especially, Pittsburgh.

•	The Bank of New York Mellon Corporation will be the world’s leading asset servicer and one of the largest asset managers, with incredible scale and global reach.

•	The companies have complementary businesses that will come together to produce an extraordinarily strong competitor in their core businesses. The businesses and skills that come together in this deal will create new growth opportunities unique to the combined corporation.

•	Organic growth potential is very strong, and revenue synergy opportunities are excellent. This deal is good, sound business.

We have been saying for years that our independence provided the best framework for the success of our company and its employees. What has changed?

•	In this very rapidly changing business environment, new opportunities develop constantly and must be carefully evaluated to determine the best course of action.

•	This merger provides both BNY and Mellon with the opportunity to grow together, capitalizing on the complementary businesses, dominant market positions, incredible scale and global reach.

Did Mellon consider other partners?

•	No. Mellon was approached with a proposal to join companies, and following a thorough due diligence process, we believe that this deal produces a winning outcome for shareholders, clients and employees.

What is the timeframe for the merger?

•	We are working to close the transaction by the third quarter of 2007, with a three-year transition period to follow.

Can I talk with employees/my counterpart(s) at The Bank of New York?

•	Please speak to your manager before reaching out to anyone at the Bank of New York.

What should I do if the media or local community groups approach me about this transaction?

•	Refer all questions to Corporate Affairs at (412) 234-0850 or (412) 234-7157.

Which businesses will be headquartered or based in Pittsburgh?

•	Though headquartered in New York, The Bank of New York Mellon will remain committed to a continuing strong and growing employee presence in Pittsburgh, which will be home to several businesses including cash management and stock transfer, and will be a center of excellence for technology, operations and administration.

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What impact will this announcement have on Mellon employees?

•	We expect that for the immediate future it will be business as usual.

Will there be any immediate layoffs or displacements prior to the closing of the deal?

•	This deal is not expected to close until the third quarter of 2007. Until that time Mellon will continue to operate its business as usual and may add or eliminate positions as needed.

Will there be layoffs or displacements following the close of the deal?

•	Approximately 10 percent of the combined employee base will be reduced over the three-year integration period following the close of the transaction, or approximately 3,900 of the combined 40,000 positions globally.

•	The companies will reduce headcount through normal attrition wherever possible and will provide support to eligible employees whose positions are eliminated by the merger.

Will there be layoffs in Pittsburgh?

•	In the short run, there may be a reduction in Mellon’s 6,100-member Pittsburgh workforce, but the long-term prospects are actually for increased employment in Pittsburgh.

•	It is anticipated that most reductions will be absorbed through attrition and that the Pittsburgh workforce eventually will grow by 1,000 – 2,000 over the next 3-5 years.

What happens to my Mellon benefits? Will my 2007 benefit elections remain?

•	Mellon’s 2007 employee benefit program, including any elections you may have made during open enrollment, will remain in place throughout the entire year.

•	For 2007, it is anticipated that there will be no changes to Mellon human resource programs such as vacation, holiday schedules, tuition reimbursement, matching gifts, etc.

What will happen to my existing ShareSuccess stock option grants?

•	Grants of stock options made under the ShareSuccess program will fully vest upon a change of control. Please refer to the materials found on Mellon’s ShareSuccess intranet site.

Will Mellon still increase the match under the Mellon 401(k) Retirement Savings Plan to 75 cents as previously announced?

•	Yes, Mellon still plans on increasing the company matching contribution for the 401(k) plan from 65 cents to 75 cents on each dollar of employee pre-tax contribution made up to 6 percent of eligible plan compensation, effective January 1, 2007.

Will my years of service with Mellon count with the new combined organization?

•	Yes. Your years of service with Mellon will count as they currently do for our employee benefit plans, such as pension, 401(k) and vacation.

Will Career Opportunities still exist, and can I continue to post for open jobs? Can I post for jobs with BNY prior to the merger?

•	Yes. You can still post for open positions with Mellon.

•	As for BNY, until the deal closes, you would be viewed as an external candidate for any position.

Mellon provides a tremendous amount of support to communities where it has a presence. Will this change?

•	The agreement calls for funding of a new charitable foundation, dedicated to grant-making in southwestern Pennsylvania. The initiative will have $60 million in new funding, plus $20 million of assets from Mellon’s current foundation.

•	The new $80 million foundation will be called the Mellon Financial Foundation and will result in an increase of about $1.8 million in local spending, providing a total of approximately $4 million in local foundation giving. The current non-foundation spending on sponsorships and other non-profit spending in this region is expected to remain at the existing level of more than $1 million. Local Advisory Board members will serve as trustees of the new foundation.

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•	Mellon’s existing foundation will be renamed The Bank of New York Mellon Foundation and will be funded at $40 million and fund ongoing initiatives throughout the non-Pittsburgh locations of the combined company.

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The Bank of New York Mellon Corporation

Combined Key Facts and Statistics

Strong Market Positions and Leadership

•	#1 global custodian with more than $16 trillion in assets under custody

•	Top 5 asset manager in the U.S. and top 10 globally, with more than $1.1 trillion in assets under management

•	Top 10 in wealth management with 81 offices in the US and UK

•	#1 provider of corporate trust and depositary receipts services

•	#1 provider of correspondent and government securities clearing and collateral management services globally

•	Leading client service scores in asset servicing, wealth management, issuer. clearing and treasury services

Extensive Global Franchise

•	Operations in 37 countries worldwide – nearly 25% of revenue non-U.S.

•	US – 32,000 employees in 30 states; main locations in New York City, Pittsburgh, NY/NY, California

•	Europe – 5,500 employees in 16 countries

•	Americas – 700 employees with main locations in Toronto, Montreal, Vancouver.

•	Asia-Pacific – 2,350 employees; services 13 countries with more than 20 offices.

•	High-return businesses with strong organic growth track record and enhanced global opportunities

•	Balanced business mix with diversified revenues and earnings across geographies

Financially Attractive

•	Combined annual revenues of $12.5 billion

•	Combined pro-forma market capitalization of $43 billion

•	Immediately accretive to cash earnings per share, accretive on GAAP basis in 2008

•	Attractive IRR for both shareholders, materially exceeding cost of capital

Transaction Summary

Relative Ownership:	63% The Bank of New York/37% Mellon
Board of Directors:	18 Directors — 10 The Bank of New York/8 Mellon;
includes 2 insiders from each

Corporate Headquarters:	New York, NY
Pittsburgh:	HQ for several businesses and a center of excellence for technology, operations and administration

Anticipated Closing:	By third quarter of 2007
Dividend:	Quarterly dividend of $0.235 per share
Cost Savings:	Approximately $700 million, phased-in over three years

Restructuring Charge:	Approximately $1.3 billion, pre-tax

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “expect,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York

Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).